KarbonPay

Software Technology Compliance Operations Automation

Global, cloud-based platform that enables businesses to easily process payroll

KARBONPAY.COM DALLAS TEXAS



We have worked in global payroll for the last 5 years so we have deep knowledge of the problems, and how to solve them. We have a customer base all over the world coming from our payroll services work.

Brad Price Founder & CEO @ KarbonPay

Why you may want to support us...

1. Global network of customers established, & partnerships in negotiation worth an annual ~ $50-75M.
2. Software poised to disrupt an industry expected to reach $38.4 Billion by 2027.
3. CEO grew revenues at previous company by 120,000%, from $500 to $600,000, in under 2 years.
4. COVID has led to a pressing need for remote payroll services & a unique market opportunity.
5. Innovative, cloud-based platform addresses increasing demands for cost reduction & time efficiency.
6. Experienced team with exits—incl. founder who has run payroll in 14 countries globally in the past 5 years.
7. Clear route to market with Xero integration already secured.
8. KarbonPay delivers up to 40% savings vs existing payroll providers.

Why investors ❤ us

WE'VE RAISED $165,000 SINCE OUR FOUNDING



This kind of opportunity to invest behind Brad and KarbonPay was one it was easy to be enthusiastic about. Brad has not disappointed since my first dollar was deposited. One of the strongest business principles I've lived by over the years has been to invest in people first and product second. In this case, both are winners. The truth around KarbonPay is the product is meeting a real need at a very attractive price through essentially scaling better efficiencies in the digital payroll process internationally. Now that we've moved on from the dreaming phase to reality, the foundation is set and I expect the growth of this product and its success to be strong in the coming months. Brad's natural ability to define objectives and execute plans to get there gives me great confidence in the future of this product. I'm happy to be behind this with my time and money.

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Ryan Kirkpatrick Owner, Olive Tree Real Estate

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $65,000 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Brad Price
Founder & CEO
Brad founded Fingo HR in 2016 and grew annual revenues from just $500 to $600,000 in under 2 years. That's a growth increase of 120,000%! He was worked in the US, UK, Canada, Mexico and South Africa, and has led global payroll teams.



Rob Kleifgen
CFO
A seasoned executive with > 17 years of experience providing financial leadership and management. Extensive experience in all aspects of executive financial operations, and several CFO positions held.



Darius Franken
Senior Software Developer / Team Lead
Diploma in Software Engineering and a Microsoft Certification for Developing Web Applications. 15 years dev experience building various products and has led diverse development teams. He has spent 5 years designing and building Payroll Systems.

SEE MORE

Downloads

KP Deck Arora 1 .pdf

Invest in KarbonPay

Inefficient payroll processes cost businesses time and money. KarbonPay is the innovative, cloud-based solution that automates calculations and increases productivity for global enterprises.


KarbonPay
Global Payroll Made Easy

We Save Businesses Money
While Increasing Payroll Efficiency

While Increasing Payroll Efficiency

KarbonPay enables businesses to easily process payroll anytime, anywhere without performing time-consuming manual calculations. This helps to eliminate costly mistakes while catering to the growing remote workforce trend.



Up to 40% savings vs. existing payroll providers.
Complete compliance with global payroll regulations.
Powerful automation technology to eliminate miscalculations.

We've Proven Demand

In September 2020, we launched in beta mode. Within the first month, we converted 25 paying accounts. Since then, we've grown to serve 45 companies and 280 active users. We have many more companies currently in our onboarding phase and will have 90 companies on board and 550 active users by the end of November!



KARBONPAY
Active Monthly User Growth
600
400
200
0
Sep 2020
Oct 2020
Nov 2020

Our Partnerships Include:



We Have Game-Changing Partnerships in Our Pipeline

We're currently negotiating two game-changing partnerships, estimated in value at up to $75M annually. Securing these partnerships will likely affect our valuation—which means the time to invest in KarbonPay is now!

$50-$75M

Estimated ARR of partnerships currently in pipeline.

**The above section contains forward-looking statements that cannot be guaranteed.

The Payroll Outsourcing Market is Growing Fast

"Amid the COVID-19 crisis, the global market for payroll outsourcing services is US $21.9bn."

-Global Newswire

Multi-country payroll outsourcing has emerged as a global trend—growing at a rate of approximately 20 percent. Amidst COVID, this trend has become a necessity for many companies. Demand is further fueled by competition amongst SMEs seeking to drive employee satisfaction via technology adaptation whilst reducing costs and increasing efficiency.

Market Validation

Amid the COVID-19 crisis, the global market

for payroll outsourcing services is US $20.6bn.


Source: 'Research and Markets'
MARKET SIZE
$40bn
$30bn
$20bn
$10bn
$0bn
2020
2021
2022
2023
2024
2025
2026
2027

This graphic contains forward-looking projections and cannot be guaranteed.

Companies Are Looking for Remote Solutions NOW

As many as 57% of companies with < 1000 employees are less than very satisfied with their current providers. This dissatisfaction stems from outdated payroll processing methods and platforms that offer only partial or unscalable solutions.

> *"44% of NA companies not already on SaaS are actively considering moving to SaaS within the next 3-5 years."*
>
> -Deloitte Consulting

The KarbonPay solution is simple, scalable, and globally optimized. Here's how it works in 3 simple steps:


Locations
John Smith
Pay Run
Add Locations
If you have global employees, simply add their locations for seamless processing.
Enter Payroll Data
Enter relevant employee data, like hours worked and current salaries.
Calculate gross-to-net
We automatically calculate payroll, including all voluntary and tax deductions.

Our Business Model Works

Our business model is simple, effective, and scalable. We charge per active employee per month, when an active employee gets at least 1 payslip per month. Here's an example of how our revenue structure works:


Business Model
We charge* per active employee per month, where an active employee gets at least 1 payslip per month
300
Active Employees
$15
Average cost per employee per month
$540K
Annual Recurring Revenue
*We charge add-on fees for local tax submission services


$416,592,000
Serviceable Available Market
$2,499,522,000
Serviceable Obtainable Market
$5,832,288,000
Total Available Market
*These figures apply to: Companies with US headquarters, and global employees. i.e. - This does not include companies with heaquarters in any country other than the US.

We Have a Clear Competitive Advantage

Most providers operating in multiple countries offer a centralized database for payroll data, but they only offer manual processing. Platforms that do offer multi-country automation are uniformly dated and inefficient, often requiring separate accounts for different countries. With this in mind, our route to market is clear as a preferred partner of services agencies and accounting firms with advanced SaaS integrations.


Accountants
Partnerships


Fingo HR
Integrations


KARBONPAY
Automatic
5 Seconds
Global reporting in any currency
User-chosen language for platform, reports & payslips
Cloud-Based
Customized dashboards
COMPETITORS
Manual
5 Days
Disparate country reporting
English only
On-premise
Preset dashboards

The Future is Bright for KarbonPay

We're actively securing partnerships, and we're confident that our growth will only continue to accelerate. Here's a look at our goals for the future.


KARBONPAY
Use of Funds
Adding 5 countries to the platform
Application security
Improved UX / UI
Execution of sales & marketing strategies
Growth of software development team

We're currently available to customers in the USA, UK, and South Africa. As we expand our platform, KarbonPay will be available anywhere

anywhere.


INVEST IN
KarbonPay
Global Payroll Made Easy


CAMPAIGN STRATEGY BY
ARORA PROJECT
ARORAPROJECT.CO

Investor Q&A

– COLLAPSE ALL

What does your company do?

KarbonPay automates the calculations of payroll data, across multiple countries and languages.

Where will your company be in 5 years?

We plan to be operational in ~25 countries, as a primary payroll provider. We will have integrations with the biggest and best HR and accounting software tools in order to provide customers with the most seamless, automated payroll experience.

Why did you choose this idea?

We have worked in global payroll for the last 5 years so we have deep knowledge of the problems, and how to solve them. We have a customer base all over the world coming from our payroll services work.

How far along are you? What's your biggest obstacle?

Our beta platform is live with paying customers. We're embarking on adding new countries to the platform. Our biggest obstacle is resources - we need to finish our fundraising round so we can focus on building our incredible product.

Who competes with you? What do you understand that they don't?

ADP, Sage, Oracle, Zenefits - these and other competitors offer manual calculations across countries, or automated calculations in one country only. We offer automation across multiple countries.

How will you make money?

We have SaaS subscription pricing where our customers pay a price per employee per month, in addition to base fees and optional add-ons.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk we face is access to talent; given the changing regulations in different countries, we need smart, qualified and experienced team-members. It can be challenging to find these people, but we are committed to our compelling product and believe we can find and hire these people.

Why should I invest in KarbonPay?

Our team has incredible and vast global payroll experience. We have a global base of customers. Our market opportunity is huge. We're disrupting a legacy industry (payroll is not optional for companies - they must have it, and it must be accurate.) COVID has increased the rate at which remote work is becoming the norm; our cloud-based tool will be critical for companies around the world. We're using the latest technologies to expand our product, where a lot of our competitors are stuck with outdated technology stacks. We save our customers up to 43% on their payroll costs. With our software, what used to take 5 days now takes 5 seconds, with the simple click of a button. This is complex software, and it requires just the right team to build it. We are that team. We turn our customers into payroll experts in an instant!